FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: June 6 - 10, 2005

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  X

       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                                                                                Yes          No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2005

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

Platinum Group Metals Ltd.

Suite 328 -550 Burrard Street, Vancouver V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSXV:PTM; OTCBB:PTMQF SEC Form 20F, File No. 0-30306
No. 05-108 News Release June 6, 2005

PTM Graduates to TSX

Company Focused on Core Assets in the Platinum Fields of South Africa

(Vancouver, B.C.  June 6, 2005) Platinum Group Metals Ltd. (TSXV:PTM) announced today that effective June 8, 2005 the Company's shares will begin trading on the Toronto Stock Exchange (TSX) under the symbol "PTM".  The Toronto Stock Exchange is a world-leading platform for access to capital for mining projects, ranking number one in mining financings worth approximately US$4.2 billion in 2004. The Company also released its 2001-2005 Report Card and 2005-2008 Business Outlook, which can be found on the Company's website (www.platinumgroupmetals.net).

"We are pleased to be recognized and to take this next important step in the Company's development.  We met our targets from 2001 to 2005, in the acquisition phase, by acquiring prime platinum properties, and developing an experienced team capable of leading PTM from exploration to development," said R. Michael Jones, President of Platinum Group Metals Ltd. "Now, the Company is focusing efforts and resources on our core assets in the platinum fields of South Africa and driving those projects towards development."

Platinum Group Metals is now drilling with three machines in the Western Bushveld and will be releasing updated drilling information shortly.  The initial inferred resource to date on just 15% of the property amounts to 4.74 million ounces, including 15 million tonnes at 7.92 grams per tonne of platinum, palladium, rhodium, and gold on the highly desirable Merensky Reef.  The high platinum ratio and the track record of mining in the Western Bushveld area make this part of the Bushveld Complex the most desirable.

PTM through its joint venture with Anglo-Platinum and Black Economic Empowerment partner Africa Wide acquired eleven kilometres of strike length on the prime 150 kilometres of the Western Limb of the Bushveld Complex platinum fields.  The area in total accounts for 70% of the world's platinum production and is the location of some of the world's most profitable platinum mines.  PTM is the operator of the Western Bushveld Joint Venture covering 67 square kilometres of mineral rights. Once PTM has spent approximately US$5.6 million to earn in, the joint venture partners are to develop the project on a pro-rata basis.

South Africa's new mining policy and Black Economic Empowerment initiatives are providing new opportunities for Canadian mining investors in the formerly tightly held Western Bushveld platinum fields.  The Western Limb of the Bushveld Complex has dominated world production of platinum for decades.

About PTM

PTM is based in Vancouver B.C., Canada and Johannesburg, South Africa and is focused on the development of platinum projects, primarily in South Africa.  PTM is exploring and developing significant mineral rights in the northern and western Bushveld Platinum Complex of South Africa, including the large scale Western Bushveld Joint Venture with Anglo Platinum Corporation Limited and Africa Wide Mining north of Rustenburg. As the Operator of the Western Bushveld Joint Venture, PTM is directing the majority of its efforts upon the advancement of the project towards the near-term completion of scoping and feasibility studies. The Company also holds several properties in Canada, including an active joint venture funded by Anglo Platinum near Sudbury, Ontario.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

President and Director

For further information contact:
	R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

PLATINUM GROUP METALS LTD.

328 -550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

Item 2.

Date of Material Change

June 6, 2005

Item 3.

Press Release

The Issuer issued a press release at Vancouver, BC dated June 6, 2005 to the TSXV.

Item 4.

Summary of Material Change

Platinum Group Metals Ltd. (PTM-TSXV) announced today that effective June 8, 2005 the Company's shares will begin trading on the Toronto Stock Exchange (TSX) under the symbol "PTM". The Company also released its 2001-2005 Report Card and 2005-2008 Business Outlook.

Item 5.

Full Description of Material Change

See News Release dated June 6, 2005.

Item 6.

Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)

N/A

Item 7.

Omitted Information

N/A

Item 8.

            Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 8th day of June, 2005.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 -550 Burrard Street, Vancouver BC, V6C 2B5